02023425

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VP 8-28-02

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC RECEIVED AUG 26 2002 WASH. D.C.

SEC FILE NUMBER
8- 53425

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2001 AND ENDING 06/30/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VENECREDIT SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1111 BRICKELL AVENUE, SUITE 1580
(No. and Street)

MIAMI FLORIDA 33131
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DIDIER JACQUES STICKEL 305-372-2446
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE, CHIZEK AND COMPANY LLP
(Name – *if individual, state last, first, middle name*)

899 WEST CYPRESS CREEK ROAD # 917, FT. LAUDERDALE, FL 33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DIDIER JACQUES STICKEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VENECREDIT SECURITIES, INC, as of JUNE 30 TH, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

OLGA L. DUQUE
MY COMMISSION # CC 891502
EXPIRES: March 30, 2004
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2002

VENECREDIT SECURITIES, INC.
(A Wholly-Owned Subsidiary of Vencred, S.A.)
Miami, Florida

FINANCIAL STATEMENTS
June 30, 2002

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Venecredit Securities, Inc.
Miami, Florida

We have audited the accompanying statement of financial condition of Venecredit Securities, Inc. as of June 30, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venecredit Securities, Inc. as of June 30, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Fort Lauderdale, Florida
July 17, 2002

VENECREDIT SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
June 30, 2002

ASSETS		
Cash and short-term investments	$	513,077
Commissions receivable		--
Office furnishings, equipment, and leasehold improvements, at cost, less accumulated depreciation of $15,710		52,540
Prepaid expenses and other assets		38,374
	$	603,991
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable	$	15,986
Accrued expenses and other liabilities		1,250
Accrued commissions		16,913
		34,149
Stockholder's equity		569,842
	$	603,991

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF OPERATIONS
Year ended June 30, 2002

Revenue:	
Commissions	$ 87,462
Interest income	2,175
	89,637
Expenses:	
Compensation and benefits	169,408
Commission expense	21,918
Professional services	180,613
Occupancy and equipment	46,978
Communications	10,789
Supplies	7,009
Other	23,146
	459,861
Loss before income taxes	370,224
Income taxes	--
Net loss	$ 370,224

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended June 30, 2002

Balance at July 1, 2001 (development stage enterprise)	$	440,066
Capital contributions		500,000
Net loss		(370,224)
Balance at June 30, 2002	$	569,842

See accompanying notes to financial statements.

VENECREDIT SECURITIES, INC.
STATEMENT OF CASH FLOWS
Year ended June 30, 2002

Cash flows from operating activities		
Net loss	$	(370,224)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		15,710
Changes in assets and liabilities		
Increase in other assets		(38,374)
Decrease in accounts payable		(65,908)
Increase in accrued expenses and other liabilities		18,163
Net cash from operating activities		(415,633)
Cash flows from investing activities		
Purchases of office furnishings and equipment		(46,290)
Cash flows from investing activities		
Proceeds from capital contributions		500,000
Net increase in cash		13,077
Cash and short-term investments at beginning of year		500,000
Cash and short-term investments at end of year	$	513,077
Supplemental disclosures:		
Interest paid	$	--
Income taxes paid		--

See accompanying notes to financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Venecredit Securities, Inc. (the Company) was formed in May 2001 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company commenced operations in March 2002. The Company is a wholly-owned subsidiary of Vencred, S.A. (Vencred). The Company offers securities transaction services to its customers. As the Company is not a member of a stock exchange, the Company clears its securities transactions on a fully-disclosed basis through Pershing, a subsidiary of Donaldson, Lufkin, and Jenrette Securities Corporation (Pershing). The Company primarily operates in South Florida and Venezuela.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and short-term investments having an initial maturity of three months or less as cash and cash equivalents for purposes of the statement of cash flows.

Securities Transactions and Financial Instruments with Off-Balance-Sheet Risk: Securities transactions are recorded on the settlement date basis, generally the third business day following the transaction date. Recording these transactions on the trade date would not have a material effect on the accompanying financial statements.

The Company, under the correspondent agreement with its clearing broker, has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations including their obligations under margin accounts.

Office Furnishings, Equipment, and Leasehold Improvements: Office furnishings, equipment, and leasehold improvements are stated at cost, less accumulated depreciation that is computed using the straight-line method. The assets are depreciated over their useful lives, which range from three to seven years.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance has been established to reduce deferred tax assets to the amount expected to be realized.

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

In 2002, the Company entered into a fully disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. The deposit amount according to the original agreement is $25,000 subject to increase in the event of a substantial change in the nature and extent of the Company's business operations. At June 30, 2002, the Company had $25,000 cash on deposit to satisfy this requirement and this is included in other assets on the June 30, 2002 statement of financial condition. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 - FEDERAL INCOME TAXES

There was no income tax expense for the year ended June 30, 2002, as the Company has experienced a tax net operating loss since its inception.

Year-end deferred tax assets and liabilities were due to the following.

Deferred tax assets:	
Fixed asset depreciation	$ 3,706
Capitalized organizational costs	129,627
Net operating loss carryforward	28,523
Net deferred tax asset	$ 161,856
Valuation allowance on deferred tax assets	$ 161,856

A valuation allowance has been recorded to offset the net deferred tax assets as the Company has not yet paid any income taxes which would be refundable if these timing differences were reversed and there is no assurance of future taxable income.

(Continued)

NOTE 3 - FEDERAL INCOME TAXES (Continued)

The federal statutory rate for the Company is 34%. Effective tax rates differ from the federal statutory rate applied to financial statement income due to the effect of the valuation allowance and other miscellaneous items.

At June 30, 2002, the Company had operating loss carryforwards of approximately $76,000, which can be used to offset future taxable income. The carryforwards are due to expire, for tax purposes, in 2022.

NOTE 4 - LEASE COMMITMENT

In 2001, the Company entered into an operating lease for office space extending through 2008 with a base annual rent of $35 per square foot. Rent commitments under this noncancelable operating lease were approximately as follows, before considering renewal options that generally are present.

2003	$ 38,000
2004	41,000
2005	42,000
2006	44,000
2007	46,000
Thereafter	46,000
Total	$ 257,000

NOTE 5 - RELATED PARTIES

Vencred has paid for certain legal and other services on behalf of the Company and has charged the Company for the amounts paid. For the year ended June 30, 2002, Vencred's net billings to the Company for services and costs incurred on the Company's behalf totaled $81,893.

NOTE 6 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (K)(2)(ii) of the Rule.

(Continued)

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $502,687, which was $402,687 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.0679 to 1.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

VENECREDIT SECURITIES, INC.
SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
June 30, 2002

Total stockholder's equity	$	569,842
Deductions and/or charges		
Net office furniture and equipment		52,540
Other nonallowable assets		14,615
		67,155
Net capital	$	502,687
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable	$	15,986
Accrued expenses and other liabilities		1,250
Accrued commissions		16,913
Total aggregate indebtedness	$	34,149
Aggregate indebtedness to net capital		6.79%
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $100,000)	$	100,000
Net capital		502,687
Excess net capital	$	402,687

There are no material differences between the Company's Computation of Net Capital as reported by Registrant in Part IIa on Form X-17A-5 as of June 30, 2002.

CROWE CHIZEK

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Venecredit Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Venecredit Securities, Inc. for the year ended June 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Fort Lauderdale, Florida
July 17, 2002